Exhibit 12
BZ Intermediate Holdings LLC
Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	Year Ended December 31
	2011		2010		2009		2008
Available earnings:
Income (loss) before income taxes	$125,341		$108,106		$168,170		$(47,709)
Fixed charges	70,875		69,958		80,309		88,964
Total earnings before fixed charges	$196,216		$178,064		$248,479		$41,255

Fixed charges:
Interest expense	$63,817		$64,825		$73,695		$83,424
Capitalized interest	193		5		—		71
Interest factor related to noncapitalized leases	6,865		5,128		6,614		5,469
Total fixed charges	$70,875		$69,958		$80,309		$88,964

Ratio of earnings to fixed charges	2.77	x	2.55	x	3.09	x	0.46	x
Excess of fixed charges over earnings before fixed charges	$—		$—		$—		$47,709